UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Archrock Partners, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

03957U 100

(CUSIP Number)

Stephanie C. Hildebrandt

9807 Katy Freeway, Suite 100

Houston, Texas 77024

(281) 836-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03957U 100		13D

1.	Name of Reporting Person: Archrock, Inc.

2.	Check the Appropriate Box if a Member of Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power:* 29,064,637

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power:* 29,064,637

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 29,064,637

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11):** 41.4%

14.	Type of Reporting Person: HC; CO

* Archrock, Inc., AROC Corp., AROC Services GP LLC, AROC Services LP LLC and Archrock Services, L.P. do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 5.

** Based on a total of 70,196,981 Common Units outstanding as of January 26, 2018.

CUSIP No. 03957U 100		13D

1.	Name of Reporting Person: AROC Corp.

2.	Check the Appropriate Box if a Member of Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power:* 29,064,637

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power:* 29,064,637

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 29,064,637

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11):** 41.4%

14.	Type of Reporting Person: HC; CO

* Archrock, Inc., AROC Corp., AROC Services GP LLC, AROC Services LP LLC and Archrock Services, L.P. do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 5.

** Based on a total of 70,196,981 Common Units outstanding as of January 26, 2018.

CUSIP No. 03957U 100		13D

1.	Name of Reporting Person: AROC Services GP LLC

2.	Check the Appropriate Box if a Member of Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power:* 29,064,637

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power:* 29,064,637

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 29,064,637

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11):** 41.4%

14.	Type of Reporting Person: HC; OO

* Archrock, Inc., AROC Corp., AROC Services GP LLC, AROC Services LP LLC and Archrock Services, L.P. do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 5.

** Based on a total of 70,196,981 Common Units outstanding as of January 26, 2018.

CUSIP No. 03957U 100		13D

1.	Name of Reporting Person: AROC Services LP LLC

2.	Check the Appropriate Box if a Member of Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power:* 29,064,637

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power:* 29,064,637

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 29,064,637

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11):** 41.4%

14.	Type of Reporting Person: HC; OO

* Archrock, Inc., AROC Corp., AROC Services GP LLC, AROC Services LP LLC and Archrock Services, L.P. do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 5.

** Based on a total of 70,196,981 Common Units outstanding as of January 26, 2018.

CUSIP No. 03957U 100		13D

1.	Name of Reporting Person: Archrock Services, L.P.

2.	Check the Appropriate Box if a Member of Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power:* 29,064,637

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power:* 29,064,637

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 29,064,637

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11):** 41.4%

14.	Type of Reporting Person: HC; CO

* Archrock, Inc., AROC Corp., AROC Services GP LLC, AROC Services LP LLC and Archrock Services, L.P. do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 5.

** Based on a total of 70,196,981 Common Units outstanding as of January 26, 2018.

CUSIP No. 03957U 100		13D

1.	Name of Reporting Person: Archrock MLP LP LLC

2.	Check the Appropriate Box if a Member of Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power:* 29,064,637

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power:* 29,064,637

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 29,064,637

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11):** 41.4%

14.	Type of Reporting Person: HC; OO

* Archrock, Inc., AROC Corp., AROC Services GP LLC, AROC Services LP LLC and Archrock Services, L.P. do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 5.

** Based on a total of 70,196,981 Common Units outstanding as of January 26, 2018.

CUSIP No. 03957U 100		13D

1.	Name of Reporting Person: Archrock GP LP LLC

2.	Check the Appropriate Box if a Member of Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power:* 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power:* 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person: HC; OO

CUSIP No. 03957U 100		13D

1.	Name of Reporting Person: Archrock GP LLC

2.	Check the Appropriate Box if a Member of Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power:* 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power:* 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person: HC; OO

CUSIP No. 03957U 100		13D

1.	Name of Reporting Person: Archrock General Partner, L.P.

2.	Check the Appropriate Box if a Member of Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power:* 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power:* 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person: HC; OO

CUSIP No. 03957U 100	13D

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 28, 2008 (as amended to date, the “Schedule 13D”), relating to the common units representing limited partner interests (the “Common Units”) of Archrock Partners, L.P., a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 1.	Security and Issuer.

No modification is made to Item 1 of the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)  Name of Persons Filing this Statement:

(1)                           Archrock, Inc., a Delaware corporation (“AROC”), is the sole shareholder of ACORP (as defined herein).

(2)                           AROC Corp., a Delaware corporation (“ACORP”), is the sole member of each of ASGPLLC and ASLPLLC (each as defined herein).

(3)                           AROC Services GP LLC, a Delaware limited liability company (“ASGPLLC”), is the sole general partner of ASLP (as defined herein).

(4)                           AROC Services LP LLC, a Delaware limited liability company (“ASLPLLC”), is the sole limited partner of ASLP (as defined herein).

(5)                           Archrock Services, L.P., a Delaware limited partnership (“ASLP”), is the sole member of each of MLP LP, AROC GP and Archrock GP (each as defined herein).

(6)                           Archrock MLP LP LLC, a Delaware limited liability company (“MLP LP”).

(7)                           Archrock GP LP LLC, a Delaware limited liability company (“AROC GP”), is the sole limited partner of the General Partner (as defined herein).

(8)                           Archrock GP LLC, a Delaware limited liability company (“Archrock GP”), is the sole general partner of the General Partner (as defined herein).

(9)                           Archrock General Partner, L.P., a Delaware limited partnership (the “General Partner” and, together with AROC, ACORP, ASGPLLC, ASLPLLC, ASLP, MLP LP, AROC GP and Archrock GP, the “Reporting Persons”), is the general partner of the Issuer.

(b)  Principal Business Address and Principal Office Address of Reporting Persons:

(1)                           The principal business address and principal office address of MLP LP and AROC GP is 251 Little Falls Drive, Wilmington, Delaware  19808.

(2)                           The principal business address and principal office address of each of the other Reporting Persons is 9807 Katy Freeway, Suite 100, Houston, Texas  77024.

(c)  Present Principal Occupation or Principal Business:

(1)                           The principal business of each Reporting Person is provide natural gas contract compression services, including parts and repair services, in the United States.

(d)  None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 03957U 100	13D

(e)  None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)  Each of the natural persons identified in this Item 2 is a U.S. citizen.

Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), information regarding the directors and executive officers of the Reporting Persons (the “Listed Persons”) is provided on Schedule I and incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following information:

Pursuant to the Merger Agreement (as defined below), the funding for the Merger (as defined below) described in Item 4 of this Amendment (which Item 4 is incorporated herein by reference) will consist entirely of newly issued shares of AROC Common Stock (as defined below) as described in Item 4.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by the following:

Merger Agreement

On January 1, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Original Agreement”) with AROC, the General Partner and Archrock GP.  On January 11, 2018, following the formation of Amethyst Merger Sub LLC as an indirect wholly owned subsidiary of AROC (“Merger Sub”), AROC and Merger Sub entered into Amendment No. 1 to Agreement and Plan of Merger (the “Amendment” and the Original Agreement as amended by the Amendment, the “Merger Agreement”) with the Issuer, the General Partner and Archrock GP solely for the purpose of joining Merger Sub as a party to the Merger Agreement.  Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer surviving as an indirect wholly owned subsidiary of AROC (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger, each outstanding Common Unit other than Common Units owned by AROC and its subsidiaries (each, a “Public Common Unit”) will be converted into the right to receive 1.40 shares of common stock, par value $0.01 per share, of AROC (the “AROC Common Stock”).  In connection with the Merger, all of the Issuer’s incentive distribution rights, which are owned indirectly by AROC, will be canceled and will cease to exist.

The board of directors of AROC and the board of directors of Archrock GP (the “Archrock GP Board”) have each approved the Merger Agreement.  The Conflicts Committee of the Archrock GP Board (the “Conflicts Committee”)

CUSIP No. 03957U 100	13D

and the Archrock GP Board (acting upon the recommendation of the Conflicts Committee) have determined that the Merger is in the best interests of the Issuer, including the holders of Public Common Units, and each has resolved to recommend that the holders of the Common Units approve the Merger Agreement.  In addition, the AROC Board has resolved to recommend that AROC’s stockholders approve the issuance of AROC Common Stock in connection with the Merger (the “AROC Share Issuance”).

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of business during the interim period between the execution of the Merger Agreement and the effective time of the Merger and (2) the obligation to use reasonable best efforts to cause the Merger to be consummated.

Completion of the Merger is subject to certain customary conditions, including, among others: (1) approval of the Merger Agreement by holders of a majority of the outstanding Common Units; (2) approval of the AROC Share Issuance by a majority of the shares of AROC Common Stock present in person or represented by proxy at the special meeting of AROC stockholders; (3) expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act, if required; (4) there being no law or injunction prohibiting consummation of the transactions contemplated under the Merger Agreement; (5) the effectiveness of a registration statement on Form S-4 relating to the AROC Share Issuance; (6) approval for listing on the New York Stock Exchange of the shares of AROC Common Stock issuable pursuant to the AROC Share Issuance; (7) subject to specified materiality standards, the accuracy of certain representations and warranties of the other party; and (8) compliance by the other party in all material respects with its covenants.

The Issuer will hold a special meeting (the “Special Meeting”) of its unitholders to obtain the vote of certain of its unitholders to adopt and approve the Merger Agreement and the transactions contemplated thereby.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of each of the Original Agreement and the Amendment, copies of which are attached hereto as Exhibit A and Exhibit B, respectively, and incorporated by reference into this Item 4.

General

Except for those matters set forth above in this Amendment No. 5, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purposes or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) — (b) The aggregate number and percentage shares of Common Units beneficially owned by the Reporting Persons (based on a total of 70,196,981 Common Units outstanding as of January 26, 2018) are as follows:

Archrock, Inc.

(a)  Amount beneficially owned:

29,064,637 Common Units

CUSIP No. 03957U 100	13D

Percentage: 41.4%

(b)  Number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 29,064,637 Common Units

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 29,064,637 Common Units

AROC Corp.

(a)  Amount beneficially owned:

29,064,637 Common Units

Percentage: 41.4%

(b)  Number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 29,064,637 Common Units

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 29,064,637 Common Units

AROC Services GP LLC

(a)  Amount beneficially owned:

29,064,637 Common Units

Percentage: 41.4%

(b)  Number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 29,064,637 Common Units

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 29,064,637 Common Units

AROC Services LP LLC

(a)  Amount beneficially owned:

29,064,637 Common Units

Percentage: 41.4%

(b)  Number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 29,064,637 Common Units

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 29,064,637 Common Units

Archrock Services, L.P.

(a)  Amount beneficially owned:

29,064,637 Common Units

Percentage: 41.4%

CUSIP No. 03957U 100	13D

(b)  Number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 29,064,637 Common Units

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 29,064,637 Common Units

Archrock MLP LP LLC

(a)  Amount beneficially owned:

29,064,637 Common Units

Percentage: 41.4%

(b)  Number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 29,064,637 Common Units

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 29,064,637 Common Units

Archrock GP LP LLC

(a)  Amount beneficially owned:

0 Common Units

Percentage: 0%

(b)  Number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0 Common Units

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0 Common Units

Archrock GP LLC

(a)  Amount beneficially owned:

0 Common Units

Percentage: 0%

(b)  Number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0 Common Units

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0 Common Units

Archrock General Partner, L.P.

(a)  Amount beneficially owned:

0 Common Units

Percentage: 0%

(b)  Number of shares to which the Reporting Person has:

CUSIP No. 03957U 100	13D

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0 Common Units

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0 Common Units

(c)                            Except as described in this Item 5(c), Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons has effected any transactions in the common units during the past 60 days. Schedule 1 lists, to the Reporting Persons’ knowledge, transactions in the common units during the past 60 days by the Listed Persons.

(d)                           The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported on the cover page of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. The Reporting Persons may have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)                            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No modification is made to Item 6 of the Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Agreement and Plan of Merger, dated as of January 1, 2018, by and among Archrock, Inc., Archrock GP LLC, Archrock General Partner, L.P. and Archrock Partners, L.P.
Exhibit B

Amendment No. 1 to Agreement and Plan of Merger, dated as of January 11, 2018, by and among Archrock, Inc., Archrock GP LLC, Archrock General Partner, L.P., Archrock Partners, L.P. and Amethyst Merger Sub LLC

CUSIP No. 03957U 100	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2018

ARCHROCK, INC.

By:	/s/ Stephanie C. Hildebrandt
	Name:	Stephanie C. Hildebrandt
	Title:	Senior Vice President, General Counsel and Secretary

AROC CORP.

By:	/s/ Stephanie C. Hildebrandt
	Name:	Stephanie C. Hildebrandt
	Title:	Senior Vice President, General Counsel and Secretary

AROC SERVICES GP LLC

By:	/s/ Stephanie C. Hildebrandt
	Name:	Stephanie C. Hildebrandt
	Title:	Senior Vice President, General Counsel and Secretary

AROC SERVICES LP LLC

By:	/s/ Stephanie C. Hildebrandt
	Name:	Stephanie C. Hildebrandt
	Title:	Senior Vice President, General Counsel and Secretary

ARCHROCK SERVICES, L.P.

By:	/s/ Stephanie C. Hildebrandt
	Name:	Stephanie C. Hildebrandt
	Title:	Senior Vice President, General Counsel and Secretary

CUSIP No. 03957U 100	13D

ARCHROCK MLP LP LLC

By:	/s/ Pamela A. Jasinski
	Name:	Pamela A. Jasinski
	Title:	Manager

ARCHROCK GP LP LLC

By:	/s/ Pamela A. Jasinski
	Name:	Pamela A. Jasinski
	Title:	Manager

ARCHROCK GP LLC

By:	/s/ Stephanie C. Hildebrandt
	Name:	Stephanie C. Hildebrandt
	Title:	Senior Vice President and General Counsel

ARCHROCK GENERAL PARTNER, L.P.

By:	ARCHROCK GP LLC, its general partner

By:	/s/ Stephanie C. Hildebrandt
	Name:	Stephanie C. Hildebrandt
	Title:	Senior Vice President and General Counsel

CUSIP No. 03957U 100	13D

Schedule 1

Listed Persons

(As of February 14, 2018)

Executive Officers of ARCHROCK, INC., AROC CORP., AROC SERVICES LP LLC, AROC SERVICES GP LLC, ARCHROCK SERVICES, L.P. and ARCHROCK GP LLC

Name: D. Bradley Childers

Principal Occupation: President and Chief Executive Officer

Citizenship: USA

Amount Beneficially Owned: 80,022

Transactions made within 60 days: None

Name: Raymond K. Guba

Principal Occupation: Interim Chief Financial Officer of Archrock, Inc. and Archrock GP LLC

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Robert E. Rice

Principal Occupation: Senior Vice President and Chief Operating Officer

Citizenship: USA

Amount Beneficially Owned: 17,474

Transactions made within 60 days: None

Name: Stephanie C. Hildebrandt

Principal Occupation: Senior Vice President, General Counsel and Secretary, and of Archrock GP LLC, Senior Vice President and General Counsel

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Donna A. Henderson

Principal Occupation: Vice President and Chief Accounting Officer

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Jason G. Ingersoll

Principal Occupation: Vice President, Sales and Marketing

Citizenship: USA

Amount Beneficially Owned: 2,828

Transactions made within 60 days: None

Directors of ARCHROCK, INC.

Name: Anne-Marie N. Ainsworth

Principal Occupation: Director

CUSIP No. 03957U 100	13D

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Wendell R. Brooks

Principal Occupation: Director

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: D. Bradley Childers

Principal Occupation: President and Chief Executive Officer

Citizenship: USA

Amount Beneficially Owned: 80,022

Transactions made within 60 days: None

Name: Gordon T. Hall

Principal Occupation: Director

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Frances Powell Hawes

Principal Occupation: Director

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: J.W.G. Honeybourne

Principal Occupation: Director

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: James H. Lytal

Principal Occupation: Director

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Mark A. McCollum

Principal Occupation: Director

Citizenship: USA

Amount Beneficially Owned: 2,000

Transactions made within 60 days: None

Directors of AROC CORP.

Name: Donna A. Henderson

Principal Occupation: Manager

Citizenship: USA

Amount Beneficially Owned: 0

CUSIP No. 03957U 100	13D

Transactions made within 60 days: None

Name: Stephanie C. Hildebrandt

Principal Occupation: Manager

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Managers of AROC SERVICES GP LLC and AROC SERVICES LP LLC

Name: Donna A. Henderson

Principal Occupation: Manager

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Stephanie C. Hildebrandt

Principal Occupation: Manager

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Executive Officers of ARCHROCK MLP LP LLC

None.

Executive Officers of ARCHROCK GP LP LLC

None.

CUSIP No. 03957U 100	13D

Managers of ARCHROCK MLP LP LLC and ARCHROCK GP LP LLC

Name: Pamela A. Jasinski

Principal Occupation: Manager

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Mary S. Stawikey

Principal Occupation: Manager

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Directors of ARCHROCK GP LLC

Name: D. Bradley Childers

Principal Occupation: Director

Citizenship: USA

Amount Beneficially Owned: 80,022

Transactions made within 60 days: None

Name: James G. Crump

Principal Occupation: Director

Citizenship: USA

Amount Beneficially Owned: 35,039

Transactions made within 60 days: None

Name: George S. Finley

Principal Occupation: Director

Citizenship: USA

Amount Beneficially Owned: 37,646

Transactions made within 60 days: None

Name: Stephanie C. Hildebrandt

Principal Occupation: Senior Vice President, General Counsel and Secretary, and of Archrock GP LLC, Senior Vice President and General Counsel

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Robert E. Rice

Principal Occupation: Senior Vice President and Chief Operating Officer

Citizenship: USA

Amount Beneficially Owned: 17,474

Transactions made within 60 days: None

CUSIP No. 03957U 100	13D

Name: Edmund P. Segner, III

Principal Occupation: Director

Citizenship: USA

Amount Beneficially Owned: 29,636

Transactions made within 60 days: None

Executive Officers of ARCHROCK GENERAL PARTNER, L.P.

None.

Unless otherwise indicated, the Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the common units.